Exhibit 99.1

Richmont Mines Reports Strong Operational Second Quarter

TSX - NYSE: RIC

Island Gold Mine Delivers Solid Production and Record Low Cash Costs of US$431 per ounce; On-Track to Meet or Exceed Annual Guidance

TORONTO, July 13, 2017 /CNW/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation"), reports strong second quarter results with company-wide production of 31,249 ounces of gold, at cash costs1 of $725 (US$539) per ounce. The strong operational performance was driven by solid production from the Island Gold Mine of 26,110 ounces of gold, at record low cash costs of $580 (US$431) per ounce. (All amounts are in Canadian dollars unless otherwise indicated.)

SECOND QUARTER HIGHLIGHTS

•	Company-wide production was 31,249 ounces of gold (35,040 ounces sold) for the quarter, primarily driven by another quarter of solid production from the Island Gold Mine of 26,110 ounces of gold (29,534 ounces sold). The mine is now well positioned to achieve, or exceed, the high-end of production guidance for the year of 87,000-93,000 ounces.
•	Company-wide cash costs for the quarter were $725 (US$539) per ounce, positively impacted by record low cash costs from the Island Gold Mine of $580 (US$431) per ounce. The Island Gold Mine remains on-track to meet, or beat, the low end of annual cash cost guidance.
•	The Island Gold Mine reported record underground mine productivity of 1,148 tonnes per day, exceeding the late-2018 target rate of 1,100 tonnes per day. The mill averaged a record 940 tonnes per day and is expected to achieve the target rate of 1,100 tonnes per day once the mill expansion is completed in the latter part of 2018.
•	Revenues for the quarter were $59.3 (US$44.1) million.
•	During the quarter, Richmont announced results from the Expansion Case Preliminary Economic Assessment ("PEA") completed on the Island Gold Mine. The PEA confirmed the positive economics of a low cost 1,100 tonne per day underground mine and mill expansion and represents another positive step forward in unlocking the potential of the Island Gold Mine.

"The Island Gold Mine has delivered another solid operational quarter that positions the operation to potentially exceed annual production guidance at record low cash costs. As demonstrated in the recently released PEA, we continue to successfully transform the mine into one of the lowest cost underground gold producers in the Americas as we execute on our disciplined, multi-phased growth strategy," commented Renaud Adams, President and CEO. He continued, "During the balance of the year our focus at the Island Gold Mine will remain on enhancing operational and cost efficiencies, executing on our expansion plan and advancing our strategic delineation and exploration drilling programs. All of these initiatives are supported by our strong balance sheet and our disciplined approach to capital allocation."

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1 Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

Second quarter operational highlights for the Island Gold and Beaufor mines are provided in the tables below:

Production Highlights

	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	H1 17	2017 Guidance
Gold Produced (oz)
Island Gold Mine	26,589	18,617	14,031(2)	24,086	23,772	26,110	49,882	87,000-93,000
Beaufor Mine	4,615	4,703	4,825	5,419	5,629	5,139	10,768	23,000-27,000
Monique Mine	1,165(1)	-	-	-	-	-	-	-
Total Produced (oz)	32,369	23,320	18,856	29,505	29,401	31,249	60,650	110,000-120,000
(1)    Processing of the remaining stockpile pad at the depleted Monique Mine was completed at the end of January 2016.
(2) Q3 2016 production includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Cash Cost Highlights

	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	H1 17	2017 Guidance
Cash Costs ($)(1)
Island Gold Mine	$667	$757	$947	$826	$668	$580	$618	$715-$765
Beaufor Mine	$1,396	$1,484	$1,408	$1,480	$1,265	$1,502	$1,380	$1,265-$1,320
Monique Mine	$1,182	-	-	-	-	-	-	-
Total Cash Costs ($)(1)	$800	$895	$1,054	$952	$791	$725	$754	$835-$885
Cash Costs (US$)(1)
Island Gold Mine	$486	$588	$726	$619	$504	$431	$463	$550-$590(2)
Beaufor Mine	$1,017	$1,152	$1,080	$1,110	$956	$1,117	$1,034	$975-$1,015(2)
Monique Mine	$861	-	-	-	-	-	-	-
Total Cash Costs (US$)(1)	$583	$695	$808	$714	$598	$539	$565	$640-$680(2)
(1) Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release. (2) Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.

Operational Highlights

	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17
Island Gold Mine
Underground tpd	853	911	735(1)	977	1,019	1,148
Mill tpd	834	878	640(1)	903	926	940
Mill head grade (g/t)	11.31	7.51	7.70	9.31	9.18	9.73
Beaufor Mine
Underground tpd	323	286	282	302	354	339
Mill head grade (g/t)	4.96	5.27	5.62	6.16	6.00	5.21
(1) Q3 2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Island Gold Mine Highlights

•	Production for the quarter was 26,110 ounces of gold (29,534 ounces sold). The mine is now well positioned to achieve, or exceed, the high-end of production guidance for the year of 87,000-93,000 ounces.
•	Record low cash costs for the quarter of $580 (US$431) per ounce, significantly below annual guidance of $715-765 (US$550-590) per ounce for the year.
•	Mill head grade for the quarter was 9.73 g/t gold, partially resulting from lower than planned dilution in development ore. The 2017 mine plan, assuming a 900 tonnes per day scenario, forecasts an overall mill head grade of approximately 8.9 g/t gold for the year.
•	Record underground mine and mill productivities for the quarter, averaging 1,148 and 940 tonnes per day, respectively, with lower-grade underground ore stockpiled for future processing, also contributing to the improved overall mill head grade for the quarter.
•	During the quarter, long-hole stope mining continued in the first and second mining horizons and development in ore was advanced as planned in the higher-grade third mining horizon. Stoping in the lower grade extensions of the third mining horizon is expected to begin in the fourth quarter.
•	The development of the eastern portion of the main ramp system reached a vertical depth of 860 metres at the end of the first quarter, which is in-line with the 2017 development plan. Development of the western portion of the main ramp system was initiated during the second quarter.
•	For the first six months, development of the 620 metre and 840 metre level exploration drifts advanced 250 metres and 80 metres, respectively, supporting ongoing exploration and delineation drilling both laterally to the east and at depth.
•	During the quarter the transition from underground development contractors to the internal workforce was initiated as planned, this is expected to further reduce development costs over the balance of the year.
•	The results of the Expansion Case PEA were released during the second quarter (see May 29, 2017 press release). The study represents another step in a multi-phased approach to unlock the potential of the Island Gold Mine. The PEA confirms the increase in underground mine and mill productivity to 1,100 tonnes per day that will support strong production growth of 22% at low industry cash costs and a robust cash flow stream over an eight-year Phase 1 period, for a low incremental capital cost of $28.2 (US$20.9) million. The ramp-up to 1,100 tonnes per day is currently advancing and the operation is anticipated to achieve the target run rate in the latter part of 2018.

Beaufor Mine Highlights

•	Production for the quarter was 5,139 ounces of gold (5,506 ounces sold). Production in the quarter was lower than anticipated, primarily due to lower grades mined as higher than expected dilution was reported from one stope located in the Q Zone.
•	Cash costs of $1,502 (US$1,117) per ounce, higher than annual guidance, are primarily related to lower production achieved for the quarter.
•	Underground productivity was 339 tonnes per day. During the quarter, the majority of mining activities were within the main Q Zone, however beginning in Q3 mining flexibility is expected to improve as additional ore will be sourced from new parallel structures.
•	During the quarter, the Corporation advanced the review of strategic alternatives regarding the Beaufor Mine and Camflo Mill.

Upcoming News

•	Exploration Update (Q3 2017).
•	Q2 Financial Results (August 3).

Non-International Financial Reporting Standards ("IFRS") Performance Measures
In this press release, the term "cash costs per ounce" is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures and exploration and project evaluation costs. Refer to the Corporation's 2017 and 2016 MD&A for a reconciliation of cash costs to cost of sales.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the United States Securities and Exchange Commission (the "SEC"). The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont, and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/July2017/13/c2575.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 13-JUL-17